UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5087-0629

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Daqo New Energy’s Subsidiary Xinjiang Daqo Provides Latest Updates on its Litigation Event

In January 2024, Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), a subsidiary of Daqo New Energy (the “Company”), received a court notice relating to a contract dispute lawsuit filed against it by Xinjiang Xian’an New Materials Co., Ltd. and its affiliate, Xinjiang Dengbo New Energy Co., Ltd. The plaintiffs previously provided silicon core processing services to Xinjiang Daqo. The plaintiffs requested for termination of the business cooperation agreement with Xinjiang Daqo and for compensation from Xinjiang Daqo for their economic losses totaling RMB1,958.5 million (which was later reduced to RMB1,847.8 million), which consisted largely of alleged consequential damages of the plaintiffs. This litigation was previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 29, 2024 and its press release dated July 17, 2024.

In July 2024, the Company received the first instance court’s verdict, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their losses and attorney fees totaling RMB3.16 million, while rejecting the plaintiffs’ claims for consequential damages. The plaintiffs appealed to the second instance court.

Recently, the Company received the second instance court’s verdict. The court vacated the decision of the first instance and remanded the case for a new trial. The litigation’s impact on Xinjiang Daqo will be contingent upon the final verdict.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Xiang Xu
	Name:	Xiang Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: March 17, 2025

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